Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

August 20, 2019

VIA EDGAR TRANSMISSION

Mr. Jeff Long
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Weiss Alternative Balanced Risk Fund (S000051293)

Dear Mr. Long:

This correspondence is being filed in response to the oral comments provided to Adam Smith of U.S. Bank Global Fund Services on August 6, 2019, regarding your review of the shareholder report filed on Form N-CSR and the prospectus for the Weiss Alternative Balanced Risk Fund (the “Fund”), a series of the Trust. For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

The Trust’s responses to your comments are as follows:

1.
Comment:    The Staff notes that the Fund prospectus list the principal risks of the Fund in alphabetical order. Please consider whether this is the most appropriate presentation for the Fund or if the risks should be reordered so that the risks most likely to affect the Fund’s NAV are the most prominent, as noted in the Director of the Division of Investment Management’s keynote address to the ICI Securities Law Developments Conference.

Response:    The Trust responds by supplementally stating that the Trust is not aware of any statute, rule, or written guidance from the Commission or the Staff that would require the principal risks to be disclosed in any particular order. The Trust further believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across the Funds. However, going forward the Trust may consider reordering the principal risks of the Fund or adding disclosure to clarify to shareholders that the Fund’s principal risks are listed in alphabetical order.

2.
Comment:    The Staff notes the Fund’s annual report reflects exposure to derivatives but that the impact of such derivatives exposure on fund performance is not discussed in Management’s Discussion of Fund Performance (“MDFP”). The extent the Fund has exposure to derivatives, the MDFP should address the effect of derivatives on the Fund’s performance in future reports.

Response:    The Trust responds by supplementally confirming that to the extent derivatives exposure materially impacts Fund performance for the period, a discussion regarding the impact of derivatives instruments on Fund performance will be included in the MDFP in future shareholder reports.

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

/s/ Ryan L. Roell
Ryan L. Roell
President
Series Portfolios Trust